SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 3rd Quarter Results





Embargo: 07.01 hrs Tuesday 19 October 2004

PRUDENTIAL PLC THIRD QUARTER 2004 NEW BUSINESS RESULTS

Strong performances across all businesses*

  - Total Group Insurance sales of GBP8.2 billion for the first nine months of this year, up 24 per cent.

  - Total Group Insurance APE sales of GBP1.3 billion for the first nine months of this year, up 16 per cent.

  - Prudential UK and Europe APE sales of GBP521 million in the first nine months of this year, up 19 per cent.

  - Jackson National Life's (JNL) APE sales of GBP355 million in the first nine months of this year, up 18 per cent.

  - APE sales at Prudential Corporation Asia of GBP394 million in the first nine months of this year, up 12 per cent with third quarter sales up 20 per cent on the second quarter.

Prudential's Group Chief Executive, Jonathan Bloomer, commented: "All our businesses continue to show a healthy momentum, building on the strong performance we delivered in the first half of the year.

With its broad product range and diversified distribution channels, the UK insurance business is building on its strengths and is well positioned to win customers as the market concentrates towards financially strong companies.

Jackson National Life's 18 per cent increase in APE sales demonstrates that it has the products and distribution channels to succeed in the US market.

Prudential Corporation Asia's sales momentum continues its upward trend with sales in the third quarter up 20 per cent on the second quarter and increasing month by month.

All our businesses are well positioned to take advantage of the clear opportunities in their respective markets."


* The narrative is on constant exchange rates throughout. See Notes to Editors for further details.

UK and Europe Insurance Operations

Prudential UK and Europe has continued to deliver strong results. Sales for the first nine months of 2004 of GBP521 million on an annual premium equivalent
(APE) basis were up 19 per cent on the corresponding period in 2003. This principally reflects strong sales of corporate pensions (up 13 per cent), individual annuities (up 20 per cent) and unit-linked and international with-profits bonds (up 108 per cent).

APE sales in the third quarter of 2004 of GBP161 million were up 29 per cent on the third quarter of 2003.

Intermediaries

APE sales for the nine month period through the intermediaries channel were GBP207 million, 20 per cent higher than the equivalent period in 2003. This reflects the sustained growth in sales of unit-linked and international with-profits bonds where APE sales of GBP52 million were up 108 per cent. APE sales of individual annuities were 42 per cent higher reflecting Prudential's position as one of the market leaders in this area.

Partnerships

APE sales through our partnerships channel were GBP67 million, up 168 per cent on the same period last year. Sales during the third quarter of GBP29 million were up 222 per cent on the third quarter of 2003. This result reflects the strong growth in sales of credit life protection products through our agreements with Lloyds TSB and Alliance & Leicester, and annuities through our partnership with Zurich. APE sales of credit life protection products during the third quarter of 2004 were up 26 per cent on the second quarter. APE individual annuity sales in the third quarter of 2004 increased 33 per cent on the second quarter. Annuity sales from the partnership agreement with Pearl, which was launched in September 2004, will be reflected in the fourth quarter's results.

Business to business

APE sales through the business to business channel for the nine month period were GBP155 mllion, 6 per cent higher than the same period last year. APE sales of corporate pensions were GBP114 million, 4 per cent higher than the corresponding period of 2003. APE sales of bulk annuities of GBP25 million increased by 32 per cent over the same period last year and comprised 51 scheme wins.

Direct to customer

APE sales through the direct to customer channel for the nine month period were down 9 per cent to GBP83 million, but sales during the third quarter of GBP18 million were in line with the third quarter of 2003. The focus of this channel has been primarily on selling annuities to vesting individual pension customers, an increasing proportion of which are now being transacted through IFAs. PruFund and PruHealth campaigns have recently been launched into this channel.

Product launches

Prudential UK recently launched PruFund, a more transparent smoothed investment product. Illustrations were available from the end of August and the product opened for new business in mid-September. Early signs of interest have been encouraging although it is too early to predict how sales will develop. In October, we launched PruHealth, an innovative UK health insurance product linking health and fitness to the cost of premiums. The product has been developed through our joint venture with Discovery of South Africa.

Persistency

In the interim results we reported a GBP15 million adverse persistency experience variance which arose from higher than expected surrenders of personal pension policies previously sold through the now closed direct sales force and also from Prudence Bond. Although Prudential is taking active steps to manage and improve the conservation of the in-force book, it is still seeing adverse experience on these policies and continues to monitor the position. In accordance with ABI guidelines for achieved profits accounting, the Board will review the success of the action taken and consider actual experience in setting assumptions for future experience at the year end.

Summary

In the UK, we believe we will be a clear beneficiary as the market concentrates towards those financially strong companies with a broad product range and diversified distribution strategy.

M&G

M&G recorded gross retail fund inflows of GBP1.2 billion in the first nine months of 2004, an increase of 36 per cent on the same period last year. Net retail fund inflows were GBP154 million. In the UK, M&G has continued to maintain solid fund inflows as a result of its strong retail brand, good fund performance and diversified product offering in fixed income, equities and, most recently, property. The success of M&G's focused expansion into European markets has been reflected in good sales in this area during the year.

Gross institutional fund inflows were GBP2.2 billion in the first nine months of the year, 5 per cent ahead of 2003. Net fund inflows were GBP463 million, a significant turnaround from the end of the first quarter when a single large redemption by a segregated fixed income client contributed to net outflows of GBP879 million. During the third quarter, M&G continued to progress its successful Collateralised Debt Obligation (CDO) programme with the launch of Ocelot, its first synthetic CDO. This reflects M&G's broadening expertise in this market and contributed GBP199 million to sales.

Jackson National Life

Total APE sales for the first nine months of GBP355 million were up 18 per cent on the same period in 2003. Total retail sales for the nine months of GBP2.6 billion were up 6 per cent on 2003, as a result of strong variable and equity-linked indexed annuity sales, partially offset by lower fixed annuity sales. Retail sales in the third quarter were GBP902 million up 22 per cent on the same period in 2003, the result of increased sales of fixed and equity-linked indexed annuities.

Variable annuities

Variable annuity sales of GBP1.5 billion were up 14 per cent on the first nine months of last year, reflecting consumers' confidence in the equity markets and JNL's strong product offering. JNL improved its market position to fourth at the end of the second quarter (in terms of net flow). Among the top 25 providers in the first six months of the year JNL's unbundled annuity product "Perspective II" was the best selling product (in terms of net flow) and its variable annuity net assets grew the fastest (Source VARDS). The rate of take up of the fixed account option remained low, with 28 per cent of the variable annuity premium going into fixed accounts compared with 53 per cent in 2003. Jackson continues to develop its product range: in October, it added several new investment and benefit options to its unbundled Perspective II product, which customers can actively select and pay for.

Fixed annuities

Fixed annuity sales of GBP848 million were down 17 per cent on the first nine months of last year, due to the continued low interest rate environment in the US and the resulting lower crediting rates that limit demand for this product. However, recent interest rate moves have generated more interest in fixed and equity-linked indexed annuity products. In the third quarter, fixed annuity sales were up 15 per cent on the previous quarter and up 55 per cent on third quarter 2003.

Equity-linked indexed annuities

Equity-linked indexed annuity sales for the first nine months of GBP293 million were up 80 per cent on last year, reflecting the attractiveness of the products and customers' increasing preference for fixed products with the potential for higher returns linked to equity index performance.

Life

Regular premium life sales of GBP19 million for the first nine months were up 90 per cent on last year. This is the result of JNL's increased focus on its life business, including the introduction of several new products, such as variable universal life and the creation last year of a dedicated distribution team to focus on building relationships with life insurance agents.

Curian Capital

Curian Capital continues to build a strong position in the managed accounts market, with total assets under management at the end of the period of GBP432 million up from GBP147 million at the year end.

Institutional

Institutional sales for the first nine months of GBP730 million were up 66 per cent on 2003. As we reported in our half year results JNL took advantage of several attractive opportunities in the first half of 2004 but intends to focus on retail sales for the rest of the year. Consistent with this, institutional sales in the third quarter were GBP129 million, down 55 per cent on the previous quarter. JNL remains on track to deliver institutional sales of around GBP225 million for the second half of the year.

Summary

JNL is well positioned to maintain its strong growth and as reported in our half year results we expect it to return $120 million cash to the Group this year and in future years.

Prudential Corporation Asia

Prudential's Asian operations showed strong momentum during the third quarter, with sales improving month on month. Overall APE sales of GBP145 million represented growth of 20 per cent over the second quarter. APE sales of GBP394 million for the nine months are up 12 per cent on last year, up 21 per cent excluding discontinued sales in Japan.

Single premium products continue to be popular and while our primary focus remains on more profitable regular premium business, the proportion of single premium sales in the APE mix has increased to 12 per cent for the first nine months compared with 8 per cent for the full year 2003.

Following slower starts to 2004, both Malaysia and Taiwan have seen strong growth during the third quarter relative to the second, with increases of 36 per cent and 45 per cent respectively, driven principally by planned sales incentives and the successful launch of an innovative unit-linked product in Taiwan. Singapore recorded its strongest quarter of 2004 so far with a 20 per cent increase over the second quarter. Single premium unit-linked sales were particularly strong.

In Hong Kong, APE sales growth remains strong, increasing by 16 per cent for the first nine months of the year. However, the third quarter was slightly lower than the second due to the market's current preference for short-term traditional endowment policies and our strategy to manage our exposure to these less profitable products. Nevertheless, sales of single premium products, principally through bancassurance, grew 36 per cent for the first nine months, compared with the same period last year.

The life operation in Korea continued to show very strong growth in the first nine months of the year. However, this growth rate eased slightly in the third quarter with increasing volumes from the financial consultant and general agent channels offset by slower bancassurance sales as one of our partners recovers from the effects of industrial action. Korea also experienced increased competition in the direct channel.

In India, where we have a joint venture with ICICI Bank, growth in APE sales continues to be strong, increasing 140 per cent on 2003 for the first nine months. The growth rate did slow in the third quarter with a 17 per cent increase on the second quarter. Recently the industry has seen a slow down in new business growth, in part due to the introduction of the Senior Citizen Savings Scheme announced in the budget having a temporary impact.

Sales in China for the first nine months of the year are up 71 per cent compared with last year. We have been operating in Guangzhou for four years, and have a 14 per cent share of new business sales through the agency channel on an APE basis. We launched in Beijing in August 2003, and in Suzhou this September.

Sales in Indonesia in the third quarter were 33 per cent ahead of the previous quarter. Our business in Indonesia recovered from the effects of a court imposed administration period resulting from attempts to put the company into bankruptcy despite the business clearly being solvent. The bankruptcy decision has been overturned by the Indonesian Supreme Court. A bill to amend the bankruptcy law in Indonesia to prevent similar attempts has now been passed by the parliament and is awaiting Presidential notification.

In the third quarter of 2003, we implemented our new strategy in Japan to focus on more profitable product lines such as variable universal life and to improve our distribution. New business volumes this year have been slow, but we are starting to see some progress, which we continue to monitor. The third quarter 2004 was up 38 per cent compared with the second quarter.

Growth in Prudential's "Other" Asian operations slowed over the first nine months, mainly due to the impact of the Vietnamese market, which has seen a significant slowdown in growth rate after four years of strong sales following liberalisation of the market.

The Asian retail investment management business had GBP6.8 billion of funds under management at 30 September, with net inflows of GBP0.3 billion for the first nine months of the year. The net inflows were depressed by GBP767 million of net outflows in Taiwan in the third quarter following market concern about the liquidity of bond funds across the industry. The balance of the retail investment operations of Prudential Corporation Asia continue to record strong net inflows, with particularly strong growth in Korea and Japan.

Summary

The sales momentum seen in the third quarter positions our Asian business well for a strong fourth quarter, in line with market expectations. We remain confident that the profitable growth being delivered in Asia is sustainable over the long-term and the business remains on track to begin remitting surplus capital to the group in 2006.

Prudential is hosting an analyst and investor visit to Kuala Lumpur and Ho Chi Minh City in the first week of November, when we will talk in more detail about our strategy, operations, products and distribution channels across the region.

Egg

Egg has separately announced its third quarter results today.

                                     -ENDS-

Enquiries to:

Media                                   Investors/Analysts
Geraldine Davies     020 7548 3911      Rebecca Burrows          020 7548 3537
Clare Staley         020 7548 3719      Marina Lee-Steere        020 7548 3511

Notes to Editors:


 1. There will be a conference call today for wire services hosted by Jonathan Bloomer, Group Chief Executive, and Philip Broadley, Group Finance Director at 7.30am. Dial-in telephone number: +44 (0) 20 8288 4530. Callers to quote "Prudential" for access to the call.

2. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.


                                                             Annual Premium Equivalent Sales

                                          Actual exchange rates                          Constant exchange rates
                                    2004 YTD        2003 YTD         +/- (%)        2004 YTD        2003 YTD    +/- (%)
                                        GBPm            GBPm                            GBPm            GBPm
    UK                                   521             438             19%             521             438       19%
    and Europe
    US                                   355             342              4%             355             302       18%
    Asia                                 394             391              1%             394             353       12%
    Total                              1,270           1,170              9%           1,270           1,093       16%

                                                                      Gross Inflows

                                          Actual exchange rates                          Constant exchange rates
                                    2004 YTD        2003 YTD         +/- (%)        2004 YTD        2003 YTD    +/- (%)
                                        GBPm            GBPm                            GBPm            GBPm
    M&G                                3,451           3,024             14%           3,451           3,024       14%
    Asia                              13,776          13,309              4%          13,776          12,185       13%
    Total                             17,227          16,333              5%          17,227          15,209       13%

                                                       Total Insurance and Investment New Business

                                          Actual exchange rates                          Constant exchange rates
                                    2004 YTD        2003 YTD         +/- (%)        2004 YTD        2003 YTD    +/- (%)
                                        GBPm            GBPm                            GBPm            GBPm
    Insurance                          8,150           7,005             16%           8,150           6,553       24%
    Investment                        17,227          16,333              5%          17,227          15,209       13%
    Total                             25,377          23,338              9%          25,377          21,762       17%



 3. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

 4. Certain investment mandates previously reported as UK corporate pensions are now reported as M&G institutional investment flows. The impact is to reduce UK corporate pensions APE sales by GBP32 million for the full-year 2003 (GBP26 million for the first nine months of 2003).

5. US institutional products (previously referred to as "stable value products") consist of guaranteed investment contracts (GICs), funding agreements and medium-term notes backed by funding agreements.

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP170 billion in assets under management, as at 30 June 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                                                                    Schedule 1 - Constant Exchange Rates

                                                   PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2004
                                                      TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                                    UK & Europe              US (1)              Asia (1)                 Total
                                  2004    2003    +/-   2004   2003    +/-   2004    2003    +/-     2004    2003    +/-
                                Q3 YTD  Q3 YTD    (%) Q3 YTD Q3 YTD    (%) Q3 YTD  Q3 YTD    (%)   Q3 YTD  Q3 YTD    (%)
                                  GBPm    GBPm          GBPm   GBPm          GBPm    GBPm            GBPm    GBPm
Total Insurance Products         3,955   3,026    31%  3,379  2,934    15%    816     593    38%    8,150   6,553    24%
Total Investment Products -      3,451   3,024    14%      -      -      - 13,776  12,185    13%   17,227  15,209    13%
Gross Inflows (2)
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Group Total                      7,406   6,050    22%  3,379  2,934    15% 14,592  12,778    14%   25,377  21,762    17%
                                ======  ====== ====== ====== ====== ====== ======  ====== ======   ======  ====== ======

                                                                 INSURANCE OPERATIONS

                                       Single               Regular                Total         Annual Equivalents (3)

                                  2004    2003    +/-   2004   2003    +/-   2004    2003    +/-     2004    2003    +/-
                                Q3 YTD  Q3 YTD    (%) Q3 YTD Q3 YTD    (%) Q3 YTD  Q3 YTD    (%)   Q3 YTD  Q3 YTD    (%)
                                  GBPm    GBPm          GBPm   GBPm          GBPm    GBPm            GBPm    GBPm
UK Insurance Operations : (4)
Direct to Customer:
Individual Pensions                  7       7      -      6      7  (14%)     13      14   (7%)        7       8  (13%)
Life - With Profit Bond              9      10  (10%)      1      1      -     10      11   (9%)        2       2      -
Life - Other                         -       -      -      1      1      -      1       1      -        1       1      -
Individual Annuities               464     519  (11%)      -      -      -    464     519  (11%)       46      52  (12%)
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Sub-Total                          480     536  (10%)      8      9  (11%)    488     545  (10%)       56      63  (11%)
DWP Rebates                        272     280   (3%)      -      -      -    272     280   (3%)       27      28   (4%)
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Total                              752     816   (8%)      8      9  (11%)    760     825   (8%)       83      91   (9%)
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Business to Business:
Corporate Pensions                 108     129  (16%)    103     97     6%    211     226   (7%)      114     110     4%
Individual Annuities               162     167   (3%)      -      -      -    162     167   (3%)       16      17   (6%)
Bulk Annuities                     253     189    34%      -      -      -    253     189    34%       25      19    32%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Total                              523     485     8%    103     97     6%    626     582     8%      155     146     6%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Intermediated Distribution :
Individual Pensions                 45      42     7%     16     19  (16%)     61      61      -       21      23   (9%)
Corporate Pensions                 127      38   234%      7      5    40%    134      43   212%       20       9   122%
Life - With Profit Bond            188     290  (35%)      -      -      -    188     290  (35%)       19      29  (34%)
Life - Other Bond                  520     251   107%      -      -      -    520     251   107%       52      25   108%
Life - Other                         -       1      -      3     20  (85%)      3      21  (86%)        3      20  (85%)
Individual Annuities               854     597    43%      -      -      -    854     597    43%       85      60    42%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Sub-Total                        1,734   1,219    42%     26     44  (41%)  1,760   1,263    39%      199     166    20%
DWP Rebates                         72      60    20%      -      -      -     72      60    20%        7       6    17%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Total                            1,806   1,279    41%     26     44  (41%)  1,832   1,323    38%      207     172    20%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Partnerships :
Life - With Profit Bond              3      45  (93%)      -      -      -      3      45  (93%)        0       5 (100%)
Life - Other                       573     179   220%      1      -      -    574     179   221%       58      18   222%
Individual Annuities                88      28   214%      -      -      -     88      28   214%        9       3   200%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Total                              664     252   163%      1      -      -    665     252   164%       67      25   168%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Total :
Individual Pensions                 52      49     6%     22     26  (15%)     74      75   (1%)       27      31  (13%)
Corporate Pensions                 235     167    41%    110    102     8%    345     269    28%      134     119    13%
Life - With Profit Bond            200     345  (42%)      1      1     0%    201     346  (42%)       21      36  (42%)
Life - Other Bond                  520     251   107%      -      -      -    520     251   107%       52      25   108%
Life - Other                       573     180   218%      5     21  (76%)    578     201   188%       62      39    59%
Individual Annuities             1,568   1,311    20%      -      -      -  1,568   1,311    20%      157     131    20%
Bulk Annuities                     253     189    34%      -      -      -    253     189    34%       25      19    32%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Sub-Total                        3,401   2,492    36%    138    150   (8%)  3,539   2,641    34%      478     399    20%
DWP Rebates                        344     340     1%      -      -      -    344     340     1%       34      34      -
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Total UK Insurance Operations    3,745   2,832    32%    138    150   (8%)  3,883   2,981    30%      513     433    18%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
European Insurance
Operations: (1)
Insurance Products                  71      45    58%      1      -      -     72      45    60%        8       5    60%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Total European Insurance            71      45    58%      1      -      -     72      45    60%        8       5    60%
Operations
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------
Total UK & European Insurance    3,816   2,877    33%    139    150   (7%)  3,955   3,026    31%      521     438    19%
Operations
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
US Insurance Operations : (1)
Fixed Annuities                    848   1,020  (17%)      -      -      -    848   1,020  (17%)       85     102  (17%)
Equity-Linked Indexed              293     163    80%      -      -      -    293     163    80%       29      16    81%
Annuities
Variable Annuities               1,489   1,301    14%      -      -      -  1,489   1,301    14%      149     130    15%
Life                                 -       -      -     19     10    90%     19      10    90%       19      10    90%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Sub-Total Retail                 2,630   2,484     6%     19     10    90%  2,649   2,494     6%      282     258     9%
Guaranteed Investment              106     169  (37%)      -      -      -    106     169  (37%)       11      17  (35%)
Contracts
GIC - Medium Term Note             624     271   130%      -      -      -    624     271   130%       62      27   130%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Total US Insurance Operations    3,360   2,924    15%     19     10    90%  3,379   2,934    15%      355     302    18%
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Asian Insurance Operations :(1)
China                                6       4    50%     11      7    57%     17      11    55%       12       7    71%
Hong Kong                          162     119    36%     55     49    12%    217     168    29%       71      61    16%
India (@26%)                         4       3    33%     24     10   140%     28      13   115%       24      10   140%
Indonesia                           27      14    93%     20     20      -     47      34    38%       23      21    10%
Japan                               12       7    71%      5     32  (84%)     17      39  (56%)        6      33  (82%)
Korea                               30       4   650%     40     15   167%     70      19   268%       43      15   187%
Malaysia                             5       8  (38%)     39     38     3%     44      46   (4%)       40      39     3%
Singapore                          153      87    76%     31     36  (14%)    184     123    50%       46      45     2%
Taiwan                              64      17   276%     95     85    12%    159     102    56%      101      87    16%
Other (5)                            6       4    50%     27     34  (21%)     33      38  (13%)       28      34  (18%)
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Total Asian Insurance              469     267    76%    347    326     6%    816     593    38%      394     353    12%
Operations
                                ------  ------ ------ ------ ------ ------ ------  ------ ------   ------  ------ ------
Group Total                      7,645   6,068    26%    505    486     4%  8,150   6,553    24%    1,270   1,093    16%
                                ======  ====== ====== ====== ====== ====== ======  ====== ======   ======  ====== ======


                                                                                                          Schedule 1b
                                                  PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2004

                                                    TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                                   UK & Europe            US (1b)              Asia (1b)               Total

                                 2004   2003    +/-   2004   2003    +/-   2004    2003    +/-     2004   2003    +/-
                               Q3 YTD Q3 YTD    (%) Q3 YTD Q3 YTD    (%) Q3 YTD  Q3 YTD    (%)   Q3 YTD Q3 YTD    (%)
                                 GBPm   GBPm          GBPm   GBPm          GBPm    GBPm            GBPm   GBPm
Total Insurance Products        3,955  3,028    31%  3,379  3,318     2%    816     659    24%    8,150  7,005    16%
Total Investment                3,451  3,024    14%      -      -      - 13,776  13,309     4%   17,227 16,333     5%
Products-Gross Inflows (2)
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Group Total                     7,406  6,052    22%  3,379  3,318     2% 14,592  13,968     4%   25,377 23,338     9%
                               ====== ====== ====== ====== ====== ====== ======  ====== ======   ====== ====== ======

                                                                INSURANCE OPERATIONS

                                      Single              Regular                Total         Annual Equivalents (3)

                                 2004   2003    +/-   2004   2003    +/-   2004    2003    +/-     2004   2003    +/-
                               Q3 YTD Q3 YTD    (%) Q3 YTD Q3 YTD    (%) Q3 YTD  Q3 YTD    (%)   Q3 YTD Q3 YTD    (%)
                                 GBPm   GBPm          GBPm   GBPm          GBPm    GBPm            GBPm   GBPm
UK Insurance Operations : (4)
Direct to Customer:
Individual Pensions                 7      7      -      6      7  (14%)     13      14   (7%)        7      8  (13%)
Life - With Profit Bond             9     10  (10%)      1      1      -     10      11   (9%)        2      2      -
Life - Other                        -      -      -      1      1      -      1       1      -        1      1      -
Individual Annuities              464    519  (11%)      -      -      -    464     519  (11%)       46     52  (12%)
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Sub-Total                         480    536  (10%)      8      9  (11%)    488     545  (10%)       56     63  (11%)
DWP Rebates                       272    280   (3%)      -      -      -    272     280   (3%)       27     28   (4%)
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total                             752    816   (8%)      8      9  (11%)    760     825   (8%)       83     91   (9%)
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Business to Business:
Corporate Pensions                108    129  (16%)    103     97     6%    211     226   (7%)      114    110     4%
Individual Annuities              162    167   (3%)      -      -      -    162     167   (3%)       16     17   (6%)
Bulk Annuities                    253    189    34%      -      -      -    253     189    34%       25     19    32%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total                             523    485     8%    103     97     6%    626     582     8%      155    146     6%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Intermediated Distribution :
Individual Pensions                45     42     7%     16     19  (16%)     61      61     0%       21     23   (9%)
Corporate Pensions                127     38   234%      7      5    40%    134      43   212%       20      9   122%
Life - With Profit Bond           188    290  (35%)      -      -      -    188     290  (35%)       19     29  (34%)
Life - Other Bond                 520    251   107%      -      -      -    520     251   107%       52     25   108%
Life - Other                        -      1      -      3     20  (85%)      3      21  (86%)        3     20  (85%)
Individual Annuities              854    597    43%      -      -      -    854     597    43%       85     60    42%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Sub-Total                       1,734  1,219    42%     26     44  (41%)  1,760   1,263    39%      199    166    20%
DWP Rebates                        72     60    20%      -      -      -     72      60    20%        7      6    17%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total                           1,806  1,279    41%     26     44  (41%)  1,832   1,323    38%      207    172    20%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Partnerships :
Life - With Profit Bond             3     45  (93%)      -      -      -      3      45  (93%)        0      5 (100%)
Life - Other                      573    179   220%      1      -      -    574     179   221%       58     18   222%
Individual Annuities               88     28   214%      -      -      -     88      28   214%        9      3   200%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total                             664    252   163%      1      -      -    665     252   164%       67     25   168%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total :
Individual Pensions                52     49     6%     22     26  (15%)     74      75   (1%)       27     31  (13%)
Corporate Pensions                235    167    41%    110    102     8%    345     269    28%      134    119    13%
Life - With Profit Bond           200    345  (42%)      1      1     0%    201     346  (42%)       21     36  (42%)
Life - Other Bond                 520    251   107%      -      -      -    520     251   107%       52     25   108%
Life - Other                      573    180   218%      5     21  (76%)    578     201   188%       62     39    59%
Individual Annuities            1,568  1,311    20%      -      -      -  1,568   1,311    20%      157    131    20%
Bulk Annuities                    253    189    34%      -      -      -    253     189    34%       25     19    32%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Sub-Total                       3,401  2,492    36%    138    150   (8%)  3,539   2,642    34%      478    399    20%
DWP Rebates                       344    340     1%      -      -      -    344     340     1%       34     34      -
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total UK Insurance Operations   3,745  2,832    32%    138    150   (8%)  3,883   2,982    30%      513    433    18%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
European Insurance
Operations: (1)
Insurance Products                 71     46    54%      1      -      -     72      46    57%        8      5    60%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total European Insurance           71     46    54%      1      -      -     72      46    57%        8      5    60%
Operations
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total UK & European Insurance   3,816  2,878    33%    139    150   (7%)  3,955   3,028    31%      521    438    19%
Operations
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
US Insurance Operations : (1b)
Fixed Annuities                   848  1,153  (26%)      -      -      -    848   1,153  (26%)       85    115  (26%)
Equity-Linked Indexed             293    184    59%      -      -      -    293     184    59%       29     18    61%
Annuities
Variable Annuities              1,489  1,471     1%      -      -      -  1,489   1,471     1%      149    147     1%
Life                                -      -      -     19     11    73%     19      11    73%       19     11    73%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Sub-Total Retail                2,630  2,808   (6%)     19     11    73%  2,649   2,819   (6%)      282    292   (3%)
Guaranteed Investment             106    192  (45%)      -      -      -    106     192  (45%)       11     19  (42%)
Contracts
GIC - Medium Term Note            624    307   103%      -      -      -    624     307   103%       62     31   100%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total US Insurance Operations   3,360  3,307     2%     19     11    73%  3,379   3,318     2%      355    342     4%
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Asian Insurance Operations :(1b)
China                               6      5    20%     11      8    38%     17      13    31%       12      9    33%
Hong Kong                         162    134    21%     55     55      -    217     189    15%       71     68     4%
India (@26%)                        4      3    33%     24     11   118%     28      14   100%       24     11   118%
Indonesia                          27     16    69%     20     23  (13%)     47      39    21%       23     25   (8%)
Japan                              12      7    71%      5     33  (85%)     17      40  (58%)        6     34  (82%)
Korea                              30      4   650%     40     16   150%     70      20   250%       43     16   169%
Malaysia                            5      9  (44%)     39     43   (9%)     44      52  (15%)       40     44   (9%)
Singapore                         153     96    59%     31     40  (23%)    184     136    35%       46     50   (8%)
Taiwan                             64     18   256%     95     94     1%    159     112    42%      101     96     5%
Other (5)                           6      6     0%     27     38  (29%)     33      44  (25%)       28     39  (28%)
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Total Asian Insurance             469    298    57%    347    361   (4%)    816     659    24%      394    391     1%
Operations
                               ------ ------ ------ ------ ------ ------ ------  ------ ------   ------ ------ ------
Group Total                     7,645  6,483    18%    505    522   (3%)  8,150   7,005    16%    1,270  1,170     9%
                               ====== ====== ====== ====== ====== ====== ======  ====== ======   ====== ====== ======



                                                                                                           Schedule 2
                                                     PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2004

                                                                   INVESTMENT OPERATIONS

                                   Opening      Gross   Redemptions    Net      Other   Market    Net        Closing FUM
                                     FUM       Inflows               inflows  movements and       movements
                                                                                        Currency  in FUM
                                                                                        movements
2004
M&G
M&G branded retail investment         8,819       1,124      ( 957)       167         -       393        560       9,379
products
Prudential branded UK retail          1,325         118      ( 131)     ( 13)         -        38         25       1,350
investment products (6)
M&G institutional (7)                14,048       2,209    ( 1,746)       463        22       614      1,099      15,147
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total M&G                            24,192       3,451    ( 2,834)       617        22     1,045      1,684      25,876
                                     ------      ------      ------    ------    ------    ------     ------      ------
Asia
India                                 2,049       6,519    ( 6,683)    ( 164)     ( 19)     ( 13)     ( 196)       1,853
Taiwan                                2,666       4,609    ( 5,426)    ( 817)         -     ( 43)     ( 860)       1,806
Korea                                   933       1,625    ( 1,179)       446     ( 33)        12        425       1,358
Other Mutual Fund Operations            752         966      ( 211)       755         -        16        771       1,523
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total Asian Mutual Fund               6,400      13,719   ( 13,499)       220     ( 52)     ( 28)        140       6,540
Operations
                                     ------      ------      ------    ------    ------    ------     ------      ------
Hong Kong MPF Products (8)              196          57       ( 21)        36         -         -         36         232
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total Asian Investment Operations     6,596      13,776   ( 13,520)       256     ( 52)     ( 28)        176       6,772
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total Investment Products            30,788      17,227   ( 16,354)       873     ( 30)     1,017      1,860      32,648
                                     ------      ------      ------    ------    ------    ------     ------      ------

                                   Opening      Gross   Redemptions    Net    Other     Market    Net        Closing FUM
                                     FUM       Inflows               inflows  movements and       movements
                                                                                        Currency  in FUM
                                                                                        movements
2003
M&G
M&G branded retail investment         7,587         809      ( 612)       197      (14)       679        862       8,449
products
Prudential branded UK retail          1,137         107      ( 107)         -         -       117        117       1,254
investment products (6)
M&G institutional (4) (7)            11,560       2,108    ( 1,120)       988         -       942      1,930      13,490
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total M&G                            20,284       3,024    ( 1,839)     1,185      (14)     1,738      2,909      23,193
                                     ------      ------      ------    ------    ------    ------     ------      ------
Asia
India                                 1,372       5,261    ( 4,906)       355     ( 35)       160        480       1,852
Taiwan                                2,425       5,707    ( 5,485)       222         -        65        287       2,712
Korea                                   993       1,768    ( 1,702)        66     ( 20)        36         82       1,075
Other Mutual Fund Operations            306         517      ( 177)       340         -        31        371         677
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total Asian Mutual Fund               5,096      13,253   ( 12,270)       983     ( 55)       292      1,220       6,316
Operations
                                     ------      ------      ------    ------    ------    ------     ------      ------
Hong Kong MPF Products (8)              136          56       ( 16)        40         -        10         50         186
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total Asian Investment Operations     5,232      13,309   ( 12,286)     1,023     ( 55)       302      1,270       6,502
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total Investment Products            25,516      16,333  (14,125)       2,208     ( 69)     2,040      4,179      29,695
                                     ------      ------      ------    ------    ------    ------     ------      ------

                                   Opening      Gross   Redemptions    Net    Other     Market    Net        Closing FUM
                                     FUM       Inflows               inflows  movements and       movements
                                                                                        Currency  in FUM
                                                                                        movements
2004 Movement Relative to 2003
M&G
M&G branded retail investment           16%         39%       (56%)     (15%)         -     (42%)      (35%)         11%
products
Prudential branded UK retail            17%         10%       (22%)         -         -     (68%)      (79%)          8%
investment products (6)
M&G institutional (4) (7)               22%          5%       (56%)     (53%)         -     (35%)      (43%)         12%
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total M&G                               19%         14%       (54%)     (48%)      257%     (40%)      (42%)         12%
                                     ------      ------      ------    ------    ------    ------     ------      ------
Asia
India                                   49%         24%       (36%)    (146%)       46%    (108%)     (141%)         -
Taiwan                                  10%       (19%)          1%    (468%)         -    (166%)     (400%)       (33%)
Korea                                  (6%)        (8%)         31%      576%     (65%)     (67%)       418%        26%
Other Mutual Fund Operations           146%         87%       (19%)      122%         -     (48%)       108%        125%
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total Asian Mutual Fund                 26%          4%       (10%)     (78%)        5%    (110%)      (89%)          4%
Operations
                                     ------      ------      ------    ------    ------    ------     ------      ------
Hong Kong MPF Products (8)              44%          2%       (31%)     (10%)         -         -      (28%)         25%
Total Asian Investment Operations       26%          4%       (10%)     (75%)        5%    (109%)      (86%)          4%
                                     ------      ------      ------    ------    ------    ------     ------      ------
Total Investment Products               21%          5%       (16%)     (60%)       57%     (50%)      (55%)         10%
                                     ------      ------      ------    ------    ------    ------     ------      ------
                                                                           US(9)



                                                                                          2004 Q3    2003 Q3     +/- (%)
                                                                                              YTD        YTD
                                                                                             GBPm       GBPm
US Banking Products
Total Deposit Liabilities                                                                     604        666        (9%)
Retail Assets                                                                                 677        689        (2%)
Curian Capital
External Funds under Management                                                               432         73        492%




                                                                                                                  Schedule 3
                                     PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2004 VERSUS QUARTER 3 2003

                                                             INSURANCE OPERATIONS

                                Single                   Regular                  Total          Annual Equivalents (3)

                           Q3        Q3     +/-     Q3      Q3        +/-     Q3       Q3   +/-        Q3      Q3    +/-
                         2004      2003     (%)   2004    2003        (%)   2004     2003   (%)      2004    2003    (%)
                         GBPm      GBPm           GBPm    GBPm              GBPm     GBPm            GBPm    GBPm

UK Insurance
Operations : (4)
Direct to Customer:
Individual Pensions         1         1       -      2       2          -      3        3     -         2       2      -
Life - With Profit          3         3       -      -       -          -      3        3     -         0       0      -
Bond
Life - Other                -         -       -      -       -          -      -        -     -         -       -      -
Individual Annuities      159       152      5%      -       -          -    159      152    5%        16      15     7%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Sub-Total                 163       156      4%      2       2          -    165      158    4%        18      18      -
DWP Rebates                 -         -       -      -       -          -      -        -     -         -       -      -
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total                     163       156      4%      2       2          -    165      158    4%        18      18      -
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Business to Business:
Corporate Pensions         31        37   (16%)     28      27         4%     59       64  (8%)        31      31      -
Individual Annuities       68        63      8%      -       -          -     68       63    8%         7       6    17%
Bulk Annuities             43        32     34%      -       -          -     43       32   34%         4       3    33%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total                     142       132      8%     28      27         4%    170      159    7%        42      40     5%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Intermediated
Distribution :
Individual Pensions        12         9     33%      5       6      (17%)     17       15   13%         6       7  (14%)
Corporate Pensions         10        15   (33%)      2       2          -     12       17 (29%)         3       3      -
Life - With Profit         55       117   (53%)      -       -          -     55      117 (53%)         6      12  (50%)
Bond
Life - Other Bond         206       102    102%      -       -          -    206      102  102%        21      10   110%
Life - Other                -         -       -      1       3      (67%)      1        3 (67%)         1       3  (67%)
Individual Annuities      309       206     50%      -       -          -    309      206   50%        31      21    48%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Sub-Total                 592       449     32%      8      11      (27%)    600      459   31%        67      55    22%
DWP Rebates                 -         -       -      -       -          -      -        -     -         -       -      -
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total                     592       449     32%      8      11      (27%)    600      459   31%        67      55    22%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Partnerships :
Life - With Profit          1        10   (90%)      -       -          -      1       10 (90%)         0       1 (100%)
Bond
Life - Other              234        61    284%      1       -          -    235       61  285%        24       6   300%
Individual Annuities       40        24     67%      -       -          -     40       24   67%         4       2   100%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total                     275        95    189%      1       -          -    276       95  191%        29       9   222%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total :
Individual Pensions        13        10     30%      7       8      (13%)     20       18   11%         8       9  (11%)
Corporate Pensions         41        52   (21%)     30      29         3%     71       81 (12%)        34      34      -
Life - With Profit         59       130   (55%)      -       -          -     59      130 (55%)         6      13  (54%)
Bond
Life - Other Bond         206       102    102%      -       -          -    206      102  102%        21      10   110%
Life - Other              234        61    284%      2       3      (33%)    236       64  269%        25       9   178%
Individual Annuities      576       445     29%      -       -          -    576      445   29%        58      45    29%
Bulk Annuities             43        32     34%      -       -          -     43       32   34%         4       3    33%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Sub-Total               1,172       832     41%     39      40       (3%)  1,211      872   39%       156     123    27%
DWP Rebates                 -         -       -      -       -          -      -        -     -         -       -      -
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total UK Insurance      1,172       832     41%     39      40       (3%)  1,211      872   39%       156     123    27%
Operations
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
European Insurance
Operations : (10)
Insurance Products         35        17    106%      1       -          -     36       17  112%         5       2   150%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total European             35        17    106%      1       -          -     36       17  112%         5       2   150%
Insurance Operations
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total UK & European     1,207       849     42%     40      40          -  1,247      889   40%       161     125    29%
Insurance Operations
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
US Insurance
Operations : (10)
Fixed Annuities           275       200     38%      -       -          -    275      200   38%        28      20    40%
Equity-Linked Indexed     135        72     88%      -       -          -    135       72   88%        14       7   100%
Annuities
Variable Annuities        483       561   (14%)      -       -          -    483      561 (14%)        48      56  (14%)
Life                        -         -       -      9       3       200%      9        3  200%         9       3   200%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Sub-total Retail          893       833      7%      9       3       200%    902      836    8%        98      86    14%
Guaranteed Investment      74         6   1133%      -       -          -     74        6 1133%         7       1   600%
Contracts
GIC - Medium Term Note     55        28     96%      -       -          -     55       28   96%         6       3   100%
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total US Insurance      1,022       867     18%      9       3       200%  1,031      870   19%       111      90    23%
Operations
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Asian Insurance
Operations:(10)
China                       1         1       -      5       3        67%      6        4   50%         5       3    67%
Hong Kong                  53        58    (9%)     19      21      (10%)     72       79  (9%)        24      27  (11%)
India (@26%)                1         1       -      7       4        75%      8        5   60%         7       4    75%
Indonesia                   6         9   (33%)      6      10      (40%)     12       19 (37%)         7      11  (36%)
Japan                       5         2    150%      2      13      (85%)      7       15 (53%)         3      13  (77%)
Korea                       3         4   (25%)     13       6       117%     16       10   60%        13       6   117%
Malaysia                    2         3   (33%)     18      19       (5%)     20       22  (9%)        18      20  (10%)
Singapore                  57        45     27%     11      14      (21%)     68       59   15%        17      18   (6%)
Taiwan                     34         9    278%     38      30        27%     72       39   85%        41      31    32%
Other (5)                   2         2       -     10      14      (29%)     12       16 (25%)        10      15  (33%)
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Total Asian Insurance     164       134     22%    129     134       (4%)    293      268    9%       145     148   (2%)
Operations
                       ------    ------  ------ ------  ------     ------ ------   ------ ------    ------  ------ -----
Group Total             2,393     1,849     29%    178     177         1%  2,571    2,026   27%       417     363    15%
                       ======    ======   ===== ======  ======      ===== ======   ====== =====    ======  ======  =====

                                                             INVESTMENT OPERATIONS

                                   M&G (4) (7)          Asia Mutual Funds        Hong Kong MPF         Total Investment
                                                                                Products (8)              Products

                               Q3        Q3     +/-     Q3      Q3   +/-      Q3       Q3   +/-        Q3      Q3    +/-
                             2004      2003     (%)   2004    2003    (%)   2004     2003   (%)      2004    2003    (%)
                             GBPm      GBPm           GBPm    GBPm          GBPm     GBPm            GBPm    GBPm
Opening FUM                24,442    22,331     9%   6,876   5,721    20%    216      165   31%    31,534  28,217    12%
Gross inflows               1,274     1,008    26%   4,176   4,929   (15%)    16       17  (6%)     5,466   5,954   (8%)
Less redemptions           ( 567)    ( 657)    14% ( 4,608)( 4,547)   (1%)   ( 5)     ( 4) (25%)  ( 5,179)( 5,208)    1%
                           ------    ------ ------  ------  ------ ------ ------   ------ ------    ------  ------ -----
Net flows                     707       351   101%  ( 432)     382 (213%)     11       13 (15%)       287     746  (62%)
Other movements                63         -      -   ( 14)   ( 25)    44%      -        -     -        49   ( 25)   296%
Market and currency           664       511    30%     110     238  (54%)      5        8 (38%)       779     757     3%
movements
                           ------    ------ ------  ------  ------ ------ ------   ------ ------    ------  ------ -----
Net movement in FUM         1,434       862    66%  ( 336)     595 (156%)     16       21 (24%)     1,114   1,478  (25%)
                           ------    ------ ------  ------  ------ ------ ------   ------ ------    ------  ------ -----
Closing FUM                25,876    23,193    12%   6,540   6,316     4%    232      186   25%    32,648  29,695    10%
                           ------    ------ ------  ------  ------ ------ ------   ------ ------    ------  ------ -----

                                                                                                             Schedule 4

                                        PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2004 VERSUS QUARTER 2 2004

                                                                INSURANCE OPERATIONS

                                    Single              Regular                 Total           Annual Equivalents (3)

                                 Q3     Q2    +/-     Q3     Q2    +/-     Q3       Q2   +/-         Q3       Q2   +/-
                               2004   2004    (%)   2004   2004    (%)   2004     2004    (%)      2004     2004   (%)
                               GBPm   GBPm          GBPm   GBPm          GBPm     GBPm             GBPm     GBPm
UK Insurance Operations :
(4)
Direct to Customer:
Individual Pensions               1      3  (67%)      2      2      -      3        5   (40%)        2        2      -
Life - With Profit Bond           3      3      -      -      -      -      3        3       -        -        -      -
Individual Annuities            159    155     3%      -      -      -    159      155      3%       16       16      -
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Sub-Total                       163    161     1%      2      2      -    165      163      1%       18       18      -
DWP Rebates                       -      -      -      -      -      -      -        -       -        -        -      -
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total                           163    161     1%      2      2      -    165      163      1%       18       18      -
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Business to Business:
Corporate Pensions               31     37  (16%)     28     45  (38%)     59       82   (28%)       31       49  (37%)
Individual Annuities             68     46    48%      -      -      -     68       46     48%        7        5    40%
Bulk Annuities                   43     70  (39%)      -      -      -     43       70   (39%)        4        7  (43%)
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total                           142    153   (7%)     28     45  (38%)    170      198   (14%)       42       60  (30%)
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Intermediated Distribution :
Individual Pensions              12     17  (29%)      5      5      -     17       22   (23%)        6        7  (14%)
Corporate Pensions               10     52  (81%)      2      3  (33%)     12       55   (78%)        3        8  (63%)
Life - With Profit Bond          55     79  (30%)      -      -      -     55       79   (30%)        6        8  (25%)
Life - Other Bond               206    172    20%      -      -      -    206      172     20%       21       17    24%
Life - Other                      -      -      -      1      1      -      1        1       -        1        1      -
Individual Annuities            309    318   (3%)      -      -      -    309      318    (3%)       31       32   (3%)
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Sub-Total                       592    638   (7%)      8      9  (11%)    600      647    (7%)       67       73   (8%)
DWP Rebates                       -      -      -      -      -      -      -        -       -        -        -      -
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total                           592    638   (7%)      8      9  (11%)    600      647    (7%)       67       73   (8%)
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Partnerships :
Life - With Profit Bond           1      -      -      -      -      -      1        -       -        -        -      -
Life - Other                    234    175    34%      1      1      -    235      176     34%       24       19    26%
Individual Annuities             40     25    60%      -      -      -     40       25     60%        4        3    33%
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total                           275    200    38%      1      1      -    276      201     37%       29       21    38%
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total :
Individual Pensions              13     20  (35%)      7      7      -     20       27   (26%)        8        9  (11%)
Corporate Pensions               41     89  (54%)     30     48  (38%)     71      137   (48%)       34       57  (40%)
Life - With Profit Bond          59     82  (28%)      -      -      -     59       82   (28%)        6        8  (25%)
Life - Other Bond               206    172    20%      -      -      -    206      172     20%       21       17    24%
Life - Other                    234    175    34%      2      2      -    236      177     33%       25       20    25%
Individual Annuities            576    544     6%      -      -      -    576      544      6%       58       54     7%
Bulk Annuities                   43     70  (39%)      -      -      -     43       70   (39%)        4        7  (43%)
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Sub-Total                     1,172  1,152     2%     39     57  (32%)  1,211    1,209       -      156      172   (9%)
DWP Rebates                       -      -      -      -      -      -      -        -       -        -        -      -
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total UK Insurance            1,172  1,152     2%     39     57  (32%)  1,211    1,209       -      156      172   (9%)
Operations
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
European Insurance
Operations : (10)
Insurance Products               35     18    94%      1      -      -     36       18    100%        5        2   150%
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total European Insurance         35     18    94%      1      -      -     36       18    100%        5        2   150%
Operations
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total UK & European           1,207  1,170     3%     40     57  (30%)  1,247    1,227      2%      161      174   (7%)
Insurance Operations
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
US Insurance Operations :
(10)
Fixed Annuities                 275    241    14%      -      -      -    275      241     14%       28       24    17%
Equity-Linked Indexed           135     87    55%      -      -      -    135       87     55%       14        9    56%
Annuities
Variable Annuities              483    533   (9%)      -      -      -    483      533    (9%)       48       53   (9%)
Life                              -      -      -      9      7    29%      9        7     29%        9        7    29%
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Sub-total Retail                893    861     4%      9      7    29%    902      868      4%       98       93     5%
Guaranteed Investment            74     13   469%      -      -      -     74       13    469%        7        1   600%
Contracts
GIC - Medium Term Note           55    277  (80%)      -      -      -     55      277   (80%)        6       28  (79%)
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total US Insurance            1,022  1,151  (11%)      9      7    29%  1,031    1,158   (11%)      111      122   (9%)
Operations
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Asian Insurance Operations :
(10)
China                             1      2  (50%)      5      3    67%      6        5     20%        5        4    25%
Hong Kong                        53     56   (5%)     19     19      -     72       75    (4%)       24       25   (4%)
India (@26%)                      1      1      -      7      6    17%      8        7     14%        7        6    17%
Indonesia                         6      7  (14%)      6      5    20%     12       12       -        7        6    17%
Japan                             5      4    25%      2      1   100%      7        5     40%        3        2    50%
Korea                             3      9  (67%)     13     14   (7%)     16       23   (30%)       13       15  (13%)
Malaysia                          2      2      -     18     13    38%     20       15     33%       18       13    38%
Singapore                        57     46    24%     11     10    10%     68       56     21%       17       15    13%
Taiwan                           34     20    70%     38     27    41%     72       47     53%       41       29    41%
Other (5)                         2      2      -     10      9    11%     12       11      9%       10        9    11%
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Total Asian Insurance           164    149    10%    129    107    21%    293      256     14%      145      122    19%
Operations
                             ------ ------ ------ ------ ------ ------ ------   ------  ------   ------   ------ ------
Group Total                   2,393  2,470   (3%)    178    171     4%  2,571    2,641    (3%)      417      418      -
                             ====== ======  ===== ====== ======  ===== ======   ======    ====    =====   ======  =====

                                                               INVESTMENT OPERATIONS

                                  M&G (4) (7)         Asia Mutual Funds     Hong Kong MPF Products    Total Investment
                                                                                     (8)                  Products

                                 Q3     Q2     +/-      Q3       Q2    +/-       Q3      Q2    +/-     Q3     Q2    +/-
                               2004   2004      (%)   2004     2004    (%)     2004    2004     (%)   2004   2004    (%)
                               GBPm   GBPm            GBPm     GBPm            GBPm    GBPm           GBPm   GBPm

Opening FUM                  24,442 23,658       3%  6,876    6,741     2%      216     206      5% 31,534 30,605     3%
Gross inflows                 1,274  1,455    (12%)  4,176    4,652  (10%)       16      24   (33%)  5,466  6,131  (11%)
Less redemptions             ( 567) ( 659)      14%( 4,608) ( 4,293)  (7%)     ( 5)   ( 12)     58%( 5,179)(4,964)  (4%)

                             ------ ------   ------ ------   ------ ------   ------  ------  ------ ------ ------ ------
Net flows                       707    796    (11%) ( 432)      359 (220%)       11      12    (8%)    287  1,167  (75%)
Other movements                  63 ( 139)     145%  ( 14)    ( 13)   (8%)        -       -       -     49 ( 152)   132%
Market and currency             664    127     423%    110   ( 211)   152%        5    ( 2)    350%    779  ( 86)  1006%
movements
                             ------ ------   ------ ------   ------ ------   ------  ------  ------ ------ ------ ------
Net movement in FUM           1,434    784      83% ( 336)      135 (349%)       16      10     60%  1,114    929    20%
                             ------ ------   ------ ------   ------ ------   ------  ------  ------ ------ ------ ------
Closing FUM                  25,876 24,442       6%  6,540    6,876   (5%)      232     216      7% 32,648 31,534     4%
                             ------ ------   ------ ------   ------ ------   ------  ------  ------ ------ ------ ------






                                                                                            Schedule 5
                                         INSURANCE OPERATIONS

                                                   Q3 2004            (%)        Q3 2003           (%)
                                                      GBPm                          GBPm
SALES
UK Insurance Operations:
ANNUITIES
Bulks:
Policyholder                                             1             2%              3           10%
Shareholder                                             42            98%             29           90%
                                                    ------         ------         ------        ------
Total                                                   43           100%             32          100%
                                                    ------         ------         ------        ------
Individual:
Policyholder                                             2             0%            212           48%
Shareholder                                            574           100%            233           52%
                                                    ------         ------         ------        ------
Total                                                  576           100%            445          100%
                                                    ------         ------         ------        ------
Total Annuities:
Policyholder                                             3             0%            215           45%
Shareholder                                            616           100%            262           55%
                                                    ------         ------         ------        ------
Total                                                  619           100%            477          100%
                                                    ======         ======         ======        ======

                                  PRUDENTIAL PLC - NEW BUSINESS - YTD 2004 VERSUS YTD 2003

                                               YTD Q3 2004            (%)    YTD Q3 2003           (%)
                                                      GBPm                          GBPm
SALES
UK Insurance Operations:
ANNUITIES
Bulks:
Policyholder                                             7             3%              7            4%
Shareholder                                            246            97%            182           96%
                                                    ------         ------         ------        ------
Total                                                  253           100%            189          100%
                                                    ------         ------         ------        ------
Individual:
Policyholder                                           431            27%            728           56%
Shareholder                                          1,137            73%            583           44%
                                                    ------         ------         ------        ------
Total                                                1,568           100%          1,311          100%
                                                    ------         ------         ------        ------
Total Annuities:
Policyholder                                           438            24%            735           49%
Shareholder                                          1,383            76%            765           51%
                                                    ------         ------         ------        ------
Total                                                1,821           100%          1,500          100%
                                                    ======         ======         ======        ======


Notes to Schedules :

(1) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson National Life is 1.82. A comparison between the results at actual exchange rates and at constant exchange rates is given in the press release.

(1b)Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.82 (2003 - 1.61).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(4) Certain investment mandates previously reported as UK Corporate Pensions in 2003 are now reported as M&G institutional funds under management. The impact of this is to reduce UK Corporate pensions APE sales by GBP32 million for the full year 2003 (GBP26 million for the first nine months of 2003).

(5) In Asia, 'Other' insurance operations include Thailand, The Philippines and Vietnam.

(6) Scottish Amicable and Prudential branded Investment Products.

(7) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management for Q2 2003 have been restated to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds. Other movements reflect the net flows arising from the cash portion of a tactical asset allocation fund managed in South Africa.

(8) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest in the Hong Kong MPF operation.

(9) Balance sheet figures have been calculated at closing exchange rates.

(10) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.



    SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 October, 2004

                                      PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley
                                              Head of Group Media Relations